SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4 )

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

PERSPECTA INC.
(Name of the Issuer)

Perspecta Inc.
Jaguar Merger Sub Inc.
Jaguar ParentCo Inc.
Peraton Intermediate Holding Corp.
Peraton Topco Holdings L.P.
Peraton GP LLC
Veritas Capital Fund Management, L.L.C.
Ramzi Musallam
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

715347100
(CUSIP Number of Class of Securities)

John P. Kavanaugh Chief Financial Officer Perspecta Inc. 14295 Park Meadow Drive Chantilly, VA 20151 Phone: (571) 313-6000	Aneal Krishnan Partner Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 32nd Floor New York, New York 10019 Phone: (212) 415-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Scott A. Barshay Rachael G. Coffey Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Phone: (212) 373-3000	Richard A. Presutti Antonio Diaz-Albertini Milbank LLP 55 Hudson Yards New York, New York 10001-2163 Phone: (212) 530-5000

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,847,313,426.05	$528,841.89

*
Calculated solely for purposes of determining the filing fee.  The transaction value was calculated as the sum of (a) 161,222,377 shares of common stock multiplied by the merger consideration of $29.35 per share; (b) the product of (i) 71,657 shares of common stock subject to issuance upon exercise of outstanding options with exercise prices less than $29.35 per share, multiplied by (ii) $15.15 (which is the difference between $29.35 and the weighted average exercise price per share of common stock of $14.20); (c) 1,774,520 shares of common stock issuable upon settlement of Company RSUs multiplied by the merger consideration of $29.35 per share; (d) 2,104,186 shares of common stock issuable upon settlement of Company PSUs multiplied by the merger consideration of $29.35 per share (assuming the target achievement of the performance goals applicable to such award, and assuming the satisfaction of all other conditions to such delivery); and (e) 54,400 shares of common stock issuable upon settlement of Director RSUs multiplied by the merger consideration of $29.35 per share.

**	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001091 by the aggregate transaction valuation.
☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $528,841.89	Filing Party: Perspecta Inc.

Form or Registration No.: Schedule 14A	Date Filed: February 19, 2021

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Perspecta Inc. (“Perspecta” or the “Company”), a Nevada corporation and the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Jaguar Merger Sub Inc., a Nevada corporation (“Merger Sub”), (iii) Jaguar ParentCo Inc., a Delaware corporation and the parent of Merger Sub (“Parent”); (iv) Peraton Intermediate Holding Corp., a Delaware corporation and the parent of Parent (“Peraton”); (v) Peraton Topco Holdings L.P., a Delaware limited partnership and the parent of Peraton (“TopCo”), (vi) Peraton GP LLC, a Delaware limited liability company and the general partner of Topco; (vi) Veritas Capital Fund Management, L.L.C., a Delaware limited liability company and the managing member of Peraton GP LLC (“Veritas”), and (vii) Ramzi Musallam, the Chief Executive Officer and Managing Partner of Veritas. Merger Sub, Parent, Peraton, TopCo, Peraton GP LLC, Veritas and Ramzi Musallam are collectively referred to herein as the “Acquiring Group” or the “Acquiring Group Filing Persons.”

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement. Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged. This Final Amendment is being filed to reflect certain updates as reflected below.
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Item 10. Source and Amount of Funds or Other Consideration

The information set forth in response to Item 10(a)-(d) is hereby amended and supplemented as follows:
On May 6, 2021, Peraton Holding Corp. (“Peraton Holding”) and certain of its existing and post-closing wholly owned subsidiaries, including Peraton Corp., Peraton Inc. and Perspecta entered into (i) Amendment No. 2 (the “First Lien Incremental Agreement”) with the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “First Lien Administrative Agent”) and (ii) Amendment No. 2 (the “Second Lien Incremental Agreement”) with the lenders party thereto and Alter Domus (US) LLC, as administrative agent (the “Second Lien Administrative Agent”). The First Lien Incremental Agreement amended that certain First Lien Credit Agreement, dated as of February 1, 2021, as amended on March 2, 2021 (the “Existing First Lien Credit Agreement”), among the borrowers, the guarantors, the lenders party thereto from time to time, the First Lien Administrative Agent and the other parties named therein (the Existing First Lien Credit Agreement as amended by the First Lien Incremental Agreement, the “First Lien Amended Credit Agreement”). The Second Lien Incremental Agreement amended that certain Second Lien Credit Agreement, dated as of February 1, 2021, as amended on March 2, 2021 (the “Existing Second Lien Credit Agreement”), among the borrowers, the guarantors, the lenders party thereto from time to time, the Second Lien Administrative Agent and the other parties named therein (the Existing Second Lien Credit Agreement as amended by the Second Lien Incremental Agreement, the “Second Lien Amended Credit Agreement” and together with the First Lien Amended Credit Agreement, the “Amended Peraton Credit Agreements”).

Pursuant to the terms of the (i) First Lien Incremental Amendment, the borrowers thereunder incurred incremental term loans in an aggregate principal amount of $3,775 million and increased revolving commitments in aggregate principal amount of $200 million and (ii) Second Lien Incremental Amendment, the borrowers thereunder incurred incremental term loans in an aggregate principal amount of $1,340 million. Subject to certain exceptions set forth in the applicable Amended Peraton Credit Agreements, the obligations under the (i) Amended Peraton Credit Agreements are guaranteed by Peraton Holding and each of its wholly owned domestic subsidiaries (including each borrower (other than with respect to its own primary obligations)), (ii) First Lien Amended Credit Agreement is secured by a first-priority security interest in and lien on substantially all of the assets and all interests of the loan parties thereunder, then owned or after acquired and (ii) Second Lien Amended Credit Agreement is secured by a second-priority security interest in and lien on substantially all of the assets and all interests of the loan parties thereunder, then owned or after acquired, that secures the First Lien Amended Credit Agreement.

A portion of the net proceeds from the incurrence of obligations under the Amended Credit Agreement were used to consummate the merger of Merger Sub with and into Perspecta and to repay of all obligations under that certain Credit Agreement, dated as of May 31, 2018 (as amended by that certain First Amendment to Credit Agreement, dated as of December 12, 2018, that certain Second Amendment to Credit Agreement, dated as of August 13, 2019, that certain Technical Amendment to Credit Agreement, dated as of April 28, 2020, and as further amended, modified, extended, restated, replaced, or supplemented from time to time prior to the date hereof).
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Item 15. Additional Information

(c) Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On May 5, 2021, at the Special Meeting, Perspecta’s stockholders voted to (i) approve the adoption of the Merger Agreement and (ii) approve, by non-binding, advisory vote, certain compensation arrangements for the Company’s named executive officers in connection with the Merger. The Merger Agreement was approved by the affirmative vote of the holders of a majority of the shares of the Company Common Stock entitled to vote thereon outstanding as of the close of business on the record date for the Special Meeting.

On May 6, 2021, Perspecta filed Articles of Merger with the State of Nevada, pursuant to which Merger Sub was merged with and into Perspecta, with Perspecta continuing as the surviving corporation in the Merger. As a result of the Merger, Perspecta became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each share of Company Common Stock (other than Company Common Stock issued and held by Perspecta or any of Perspecta’s subsidiaries, and each share of Company Common Stock that was owned by Parent, Merger Sub, or any of their respective wholly-owned subsidiaries, in each case immediately prior to the Effective Time) was converted into the right to receive $29.35 in cash, without interest, less any applicable withholding taxes.

As a result of the Merger, the Company Common Stock has ceased to trade on the New York Stock Market (“NYSE”) and became eligible for delisting from NYSE and termination of registration under the Exchange Act. Perspecta has requested that NYSE file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of the Company Common Stock from NYSE. Perspecta intends to file with the SEC a certification on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.
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Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of Perspecta, Inc. (included in the Schedule 14A filed on April 2, 2021, and incorporated herein by reference) (the “Definitive Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(5)(i)	Press Release dated January 27, 2021 (incorporated by reference to Exhibit 99.1 to Perspecta Inc.’s Form 8-K (filed January 27, 2021) (File No. 001-38395)).

(b)(i)†
Amended and Restated Debt Commitment Letter, dated as of February 18, 2021, by and among Jaguar Merger Sub Inc., JPMorgan Chase Bank, N.A., Bank of America, N.A., BofA Securities, Inc., Macquarie Capital (USA) Inc., Macquarie Capital Funding LLC, Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, Royal Bank of Canada, RBC Capital Markets, LLC, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp., Jefferies Finance LLC, KKR Capital Markets LLC, KKR Corporate Lending LLC, Mizuho Bank, Ltd. and PSP Investments Credit USA LLC

(b)(ii)†
Amended and Restated Debt Commitment Letter, dated as of February 18, 2021, by and among Peraton Holding Corp., Peraton Corp., Peraton Inc., JPMorgan Chase Bank, N.A., Bank of America, N.A., BofA Securities, Inc., Macquarie Capital (USA) Inc., Macquarie Capital Funding LLC, Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, Royal Bank of Canada, RBC Capital Markets, LLC, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp., Jefferies Finance LLC, KKR Capital Markets LLC, KKR Corporate Lending LLC, Mizuho Bank, Ltd. and PSP Investments Credit USA LLC

(c)(i)	Opinion of Goldman Sachs & Co. LLC, dated January 27, 2021 (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).

(c)(ii)	Opinion of Stone Key Partners LLC, dated January 26, 2021 (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).

(c)(iii)*†
Discussion Materials, dated January 14, 2021, of Goldman Sachs & Co. LLC and Stone Key Partners LLC prepared for the Disinterested Directors (as defined in the Proxy Statement) of Perspecta Inc.’s Board of Directors.

(c)(iv)*†
Discussion Materials, dated January 25, 2021, of Goldman Sachs & Co. LLC and Stone Key Partners LLC prepared for the Disinterested Directors (as defined in the Proxy Statement) of Perspecta Inc.’s Board of Directors.

(c)(v)†	Discussion Materials, dated January 26, 2021, of Goldman Sachs & Co. LLC prepared for the Disinterested Directors (as defined in the Proxy Statement) of Perspecta Inc.’s Board of Directors.

(c)(vi)†	Discussion Materials, dated January 26, 2021, of Stone Key Partners LLC prepared for the Disinterested Directors (as defined in the Proxy Statement) of Perspecta Inc.’s Board of Directors

(d)(i)
Agreement and Plan of Merger Agreement, dated as of January 27, 2021, by and among Perspecta Inc., Jaguar Parentco Inc. and Jaguar Merger Sub Inc. (included as Appendix A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(ii)
Letter Agreement, dated as of October 11, 2017, by and among Ultra SC Inc., Veritas Capital Fund Management, L.L.C., KGS Holding LLC, and The SI Organization Holdings LLC (incorporated by reference to Exhibit 10.1 to Ultra SC Inc.’s Form 10 (filed February 8, 2018) (File No. 001-38395))

(d)(iii)
Equity Commitment Letter, dated as of January 27, 2021, by and between The Veritas Capital Fund VII, L.P. and Jaguar ParentCo Inc. (incorporated by reference to Exhibit 99.5 to Amendment No. 2 to Ramzi M. Musallam’s Schedule 13D (filed January 27, 2021)).

(d)(iv)†	Limited Guarantee, dated as of January 27, 2021, by and between The Veritas Fund VII, L.P. and Jaguar ParentCo Inc. in favor of Perspecta Inc.

(f)	Not applicable

(g)	Not applicable

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.
†	Previously filed.
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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERSPECTA INC.

By:	/s/ John P. Kavanaugh
Name:	John P. Kavanaugh
Title:	Chief Financial Officer

Date: May 6 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAGUAR PARENTCO INC.

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	President and Chief Executive Officer

Date: May 6 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAGUAR MERGER SUB INC.

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	President and Chief Executive Officer

Date: May 6 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERATON INTERMEDIATE HOLDING CORP.

By:	/s/ Stu Shea
Name:	Stu Shea
Title:	President and Chief Executive Officer

Date: May 6 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERATON TOPCO HOLDINGS L.P. By: PERATON GP LLC

By: Veritas Capital Fund Management L.L.C.

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	Authorized Signatory

Date: May 6 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERATON GP LLC

By: Veritas Capital Fund Management L.L.C.

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	Authorized Signatory

Date: May 6 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERITAS CAPITAL FUND MANAGEMENT, L.L.C.

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	Authorized Signatory

Date: May 6 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ramzi Musallam
Ramzi Musallam

Date: May 6 , 2021